SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) AND (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Q.E.P. CO., INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

74727K10 (CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lewis Gould, individually and as Trustee of a Voting Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,706,148 6. Shared Voting Power None 7. Sole Dispositive Power 1,318,246 8. Shared Dispositive Power 387,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,148

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 49.1%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan J. Gould

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 48,038 6. Shared Voting Power None 7. Sole Dispositive Power 48,038 8. Shared Dispositive Power 387,902

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 435,940

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Q.E.P. Co., Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1081 Holland Drive

Boca Raton, FL 33487

Item 2.

(a)	Name of Persons Filing:

Lewis Gould, individually and as Trustee, and Susan J. Gould

(b)	Address of Principal Business Office or if None, Residence:

1081 Holland Drive

Boca Raton, FL 33487

(c)	Citizenship:

USA for all Reporting Persons

(d)	Title of Class of Securities:

Common Stock, par value $.001

(e)	Cusip Number:

74727K10

Item 3.

N/A

Item 4.	Ownership

(1)(a) Amount Beneficially Owned by Lewis Gould, individually and as Trustee of a Voting Trust: 1,706,148

Represents (1) 1,197,696 shares held of record and options to purchase 120,550 shares by Lewis Gould, individually; and (2) 384,152 shares held of record and options to purchase 3,750 shares held by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

(1)(b) Percent of Class: 49.1%

(1)(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,706,148
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 1,318,246
(iv)	Shared power to dispose or to direct the disposition of: 387,902

(2)(a) Amount Beneficially Owned by Susan J. Gould: 435,940

Represents 48,038 shares held of record individually, 384,152 shares of record and options to purchase 3,750 shares held by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

(2)(b) Percent of Class: 12.6%

(2)(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 48,038
(ii)	Shared power to vote or to direct the vote: None
(iii)	Sole power to dispose or to direct the disposition of: 48,038
(iv)	Shared power to dispose or to direct the disposition of: 387,902

Item 5.   Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf

of Another Person

None

Item 7.	Identification and Classification of the Subsidiary

Which Acquired the Security Being Reported on by the

Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

Lewis Gould

Susan J. Gould

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ Lewis Gould

Lewis Gould, individually and as Trustee of a Voting Trust

/s/ Lewis Gould as attorney in fact

Susan J. Gould by Lewis Gould as attorney-in-fact

EXHIBITS

Exhibit A    Joint Filing Agreement

Exhibit B    Power of Attorney*

Exhibit C    Voting Trust Agreement*

* Incorporated by reference from the filers’ Schedule 13G, as amended, filed with the Commission on February 17, 1998.

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 13th day of February, 2004.

/s/ Lewis Gould

Lewis Gould, individually and as Trustee of a Voting Trust dated August 2, 1996

/s/ Lewis Gould as attorney in fact

Susan J. Gould by Lewis Gould as attorney-in-fact